UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of April 2022
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 7, 2022, VectivBio Holding AG, or the Company, issued a press release announcing its financial results for the fiscal year ended December 31, 2021. Also on April 7, 2022, the Company made available an updated corporate presentation on its website. Copies of the press release announcing those results, the 2021 IFRS Consolidated Financial Statements, the 2021 Statutory Report, the 2021 Compensation Report, and the corporate presentation are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, and are incorporated herein by reference.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statements of the Company’s Cheif Executive Officer contained therein are incorporated by reference in the registration statement on Form S-8 (File No. 333-255524) and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release of the Company dated April 7, 2022
99.2	2021 IFRS Consolidated Financial Statements
99.3	2021 Statutory Annual Report
99.4	2021 Compensation Report
99.5	VectivBio Holding AG Corporate Presentation dated April 7, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

April 7, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer